

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2014

Via E-mail
Albert Chao
President, Chief Executive Officer
Westlake Chemical Partners LP
2801 Post Oak Boulevard, Suite 600
Houston, Texas 77056

> **Re:** **Westlake Chemical Partners LP**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 6, 2014**
> **File No. 333-195551**

Dear Mr. Chao:

We have reviewed your registration statement and have the following comments.

General

1. We note your response to comment 5 in our letter dated May 22, 2014. Please provide us with copies of the materials that you will send to potential participants in the directed unit program prior to use, or tell us why you believe you are not required to do so.

Risk Factors, page 21
OpCo is a restricted subsidiary and guarantor under Westlake's credit facility . . ., page 24

2. We note your response to comment 15 in our letter dated May 22, 2014. We note that you have not filed all of the schedules to Westlake's credit agreement. Please file all of the schedules of the credit agreement with your next amendment.

Cash Distribution Policy and Restrictions on Distributions, page 48

3. Given that you use the title "distributable cash flow," it appears likely that the measure will be understood by investors to reflect the amount of 2013 cash flow that could have been distributed to the unit holders. Please explain how your calculation addresses the cash flow impact necessitated by working capital requirements or the reasons you believe the use of $56.9 million for working capital is not relevant to your measure. Also, explain how you have considered the $6.9 million paid to settle derivatives, as well as potential debt repayments in developing your measure. If the measure is intended solely as a performance measure, please tell us why you believe it is appropriate to refer to "cash" in the title of the measure and consider revising disclosure throughout the filing to remove the implication it is a cash flow measure. See Item 10(e)(1)(ii)(E) of Regulation S-K and Section 100(b) of Regulation G.

4. If you determine that your non-GAAP measure is a liquidity measure, then you must include reconciliation to GAAP operating cash flows or the most directly comparable pro forma measure prepared and presented in accordance with Article 11 of Regulation S-X. See Item 10(e)(1)(i)(B) of Regulation S-K and Question 101.02 of the Division's Non-GAAP Financial Measures Compliance & Disclosure Interpretations. Further, you must also present the three major categories of the statement of cash flows with equal prominence pursuant to Question 102.06 of the Division's Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

5. Please explain to us how the "Borrowings by OpCo from Westlake to fund expansion capital expenditures" pro forma adjustment is factually supportable and consistent with your disclosure that the measure "provides useful information to investors in assessing our results of operations." The existing presentation states that $26.3 million of "distributable cash flow" was generated from your 2013 operations, when it appears $18.3 million of that amount is assumed to be proceeds from borrowings. See the guidance in Article 11-02(b)(6) of Regulation S-X and Section 100(b) of Regulation G.

6. Please tell us whether you intend to revise the interest expense and interest paid amounts herein to correspond with the amounts ultimately shown in your pro forma Statements of Operations. In this regard, it appears adjustment (n) on page F-4 cannot be completed until you can estimate the debt repayment.

7. Wherever you present this non-GAAP measure, please disclose the extent to which it has been impacted by non-recurring items like the $5.4 million derivatives gain on page F-31 and the $3.2 million claims recovery on page F-35. See Article 11-02(c)(4)

Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2015, page 49

8. We note your response to comment 25 in our letter dated May 22, 2014. Please remove the language in the last paragraph on page 55 stating that you do not undertake any obligation to release publicly the results of any future revisions you may make to the assumptions used in generating your distributable cash flow, or revise the disclosure to clarify that you will update the disclosure as necessary to reflect any material future revisions. This statement may suggest to investors that you are not responsible for the material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Capital Resources and Liquidity, page 86

9. Please disclose the amount of borrowing availability under the revolving credit facility as of March 31, 2014.

Unaudited Pro Forma Combined Carve-Out Financial Statements, page F-1

10. We note your response to comment 24 of our letter dated May 22, 2014. Please disclose in note (j) to the pro forma financial statements your basis for determining that the omnibus agreement will result in a lower allocation of selling, general and administrative expenses. Please also disclose how you arrived at the amounts reflected in adjustment (j).

11. We note your response to comment 33 of our letter dated May 22, 2014. We note that OpCo will enter into two site lease agreements with Westlake related to the Lake Charles Olefins and Calvert City Olefins for $1 per site per year. Please tell us what consideration was given to SAB Topic 1:B related to your use of these two sites in both your historical financial statements as well as in the pro forma financial statements.

Note 8. Related Party Transactions, page F-26

12. We note your response to comment 40 of our letter dated May 22, 2014. Please help us better understand how an allocation of selling, general and administrative expenses on the basis of fixed assets would be a reasonable reflection of the utilization of services provided or the benefit received by the Predecessor during the periods presented. It is not clear how fixed assets would be a reasonable basis to allocate employee-related costs, which your response indicates represent the majority of this allocation.

Revenue Recognition, page F-22

13. We note your response to comment 41 of our letter dated May 22, 2014. Please help us better understand what consideration you gave to the first two conditions listed in ASC 840-10-15-6 in regards to whether the long-term supply agreements contain a lease component. Please specifically address whether Westlake will have the ability or right to operate or control physical access to the property, plant, or equipment.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Erin Jaskot, Staff Attorney at (202) 551-3442 with any other questions.

Sincerely,

/s/ Terence O'Brien, for

Pamela Long
Assistant Director

Cc: David P. Oelman, Esq.